

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

April 25, 2016

Via E-mail
Andrew Branion
Executive Vice-President and Group Treasurer
The Bank of Nova Scotia
40 King Street West
64th Floor
Toronto, Ontario, Canada M5H 1H1

> **Re:** **Scotiabank Covered Bond Guarantor Limited Partnership**
> **Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed January 29, 2016**
> **File No. 333-188984-01**

Dear Mr. Branion:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

1. Form 10-K should be signed by either (a) the senior officer in charge of securitization of the depositor on behalf of the depositor or (b) the senior officer in charge of the servicing function of the servicer on behalf of the issuing entity. It appears that you have signed the Form 10-K as the senior officer in charge of securitization of the depositor on behalf of the issuing entity, which is not permissible. See General Instruction J to Form 10-K. Please tell us which entity you intended to have sign the Form 10-K and amend your filing as necessary. Please also confirm that in all future filings for which you are the depositor, the Forms 10-K will be correctly signed by the appropriate officer and entity.

Exhibits

Exhibit 31.1 Certifications

2. We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. By way of example only, the first paragraph does not indicate that the certifying officer reviewed reports on Form 10-D for the period covered by the report. Additionally, paragraph three is incorrect and paragraph four (appropriately tailored pursuant to Note 2 to Item 601(b)(31)(ii) according to the entity signing the certification) is missing. Please revise your certification to conform to the form, content, and signature requirements of Item 601(b)(31)(ii). Please also confirm that, in future filings for this and any other transaction for which you are the depositor, your certifications will conform to the specific requirements of Item 601(b)(31)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3313 if you have questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office Structured Finance

cc: Mohit Gupta, Scotiabank
        Christy Bunker, Scotiabank